Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE
SIX MONTHS ENDED JUNE 30, 2024

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this Report on Form 6-K. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and identified elsewhere in this Report on Form 6-K, and those listed in the “Risk Factors” section in our SEC filings.

The unaudited interim consolidated financial statements for the periods ended June 30, 2024 and June 30, 2023 are prepared pursuant to IFRS and in accordance with the standards of the U.S. Public Company Accounting Oversight Board. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

The Operating and Financial Review and Prospects of the Company for the six months period ended June 30, 2024, and its financial position as of the same date, should be read in conjunction with the Company’s unaudited consolidated financial statements as at June 30, 2024, including the notes thereto. The comparative reporting period is the six-month period ended June 30, 2023.

In this Report on Form 6-K, unless the context indicates otherwise, “we,” “us,” “our,” “our company,” “Brera Holdings,” and similar references refer to Brera Holdings PLC, a public company limited by shares incorporated in the Republic of Ireland and its consolidated subsidiaries.

Cautionary Note Regarding Forward-looking Information and Statements:

This Operating and Financial Review and Prospects may contain forward-looking statements that are based on the Company’s expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements speak only as of the date on which they are made, and there are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Examples of some of the specific risks associated with the operations of the Company are set out under “Risk Factors” section in our SEC filings. Actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

Certain information included in this management’s discussion and analysis may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “believe”, “plan”, “scheduled”, “intend”, “estimate”, “forecast”, “predict”, “potential”, “continue”, “anticipate” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.

For expansion of certain risks and uncertainties that could contribute to a difference in results, please review those risks listed under the heading “Risks Factors” in our SEC filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are not guaranteeing future performance and there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and the Company takes no responsibility to update them or to revise them to reflect new events or circumstances, except as required by law.

Overview

Brera Holdings PLC (Nasdaq: BREA) is focused on multi club ownership and expanding its global portfolio of men’s and women’s sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, obtain transfer fees and provide other professional football- and sports-related consulting services.

The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in July 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association in Italy which has been building an alternative football legacy since its founding in 2000. In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene, a team admitted to the Second Division League in Mozambique, a country of nearly 32 million people, which was recently promoted to Mocambola (First Division for Mozambique), for the 2024 season. In April 2023, the Company acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major Union of European Football Association (“UEFA”) competitions, the Europa League and the Europa Conference League, and rebranded the team Brera Strumica FC.

In June 2023, the Company acquired, through open market purchases, a strategic stake in Manchester United PLC, which is listed on the New York Stock Exchange, and a portion of the stake was subject to a tender offer by Sir Jim Radcliffe and sold at a 74% realized gain in February 2024. In July 2023, the Company completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l. In September 2023, the Company assumed control of Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, which became Brera Ilch FC when the football season resumed in March 2024.

In January 2024, the Company announced the launch of a proactive search for an Italian Serie B football club target designed to bring multi-club ownership of the highest tiers of professional sports ownership to mass investors through the Company’s Nasdaq-listed shares. In February 2024, the Brera Holdings Advisory Board was established with MLS founder and World Cup director Alan Rothenberg, luxury lifestyle executive Massimo Ferragamo, sports business leaders Paul Tosetti and Marshall Geller, and Italian football icon Giuseppe Rossi. In June 2024, the North Macedonian women’s football club, Association for Sport Women’s Football Club Tiverija Strumica, officially became part of the Brera Holdings family with the establishment of a joint-stock company called Women’s Football Club Tiverija Brera AD Strumica, a wholly-owned subsidiary of Brera Strumica FC.

Football is one of the most popular spectator sports on Earth, with a global market valued at $1.8 billion in 2019, projected to reach $3.8 billion by 2027, with Europe currently being the largest market (“Global football market by type, manufacturing process and distribution channel: global opportunity analysis and industry forecast, 2021–2027,” May 2021). We believe that the leaders in the football industry, as with all enterprises, must demonstrate an awareness of social issues. We believe that teams that do not demonstrate such awareness will not succeed, and that the European football industry is signaling a need for socially-impactful ways to expand access to capital and revenues.

With this in mind, we organized, promoted and participated in the FENIX Trophy, our newly formed non-professional pan-European football tournament recognized by UEFA. FENIX is an acronym for “Friendly European Non-professional Innovative Xenial”. The FENIX Trophy was intended to allow Brera FC to connect with the local community, increase our fanbase, and develop important relationships with other European football clubs. We believe that discussions about the FENIX Trophy spread awareness of these tenets of social impact football.

We also believe that the competition’s meaning goes beyond the game itself: It is an immersive experience meant to highlight the best practices within non-professional football: sportsmanship, bonds with the local community, sustainability, use of technology, and friendship among clubs. We therefore believe the FENIX Trophy will significantly support our social-impact football value proposition. The FENIX Trophy was inaugurated in 2021 with eight clubs participating and had its first tournament from September 2021 to June 2022. We believe that the initial competition exceeded our expectations of its value for our social-impact football brand. The tournament was a public relations success – the Final Eight of the FENIX Trophy tournament, which took place in Rimini, Italy in June 2022, enjoyed extensive national (SKY Sports TV) and international (ZDF) media coverage. We capitalized on this success and included an additional club in the FENIX Trophy’s 2022-2023 tournament, with the final four matches taking place in Milan, Italy in June 2023. For the FENIX Trophy’s 2023-2024 tournament, twelve clubs participated from across Europe, with the final four matches taking place in Desenzano del Garda, Italy in May 2024. For the FENIX Trophy’s 2024-2025 tournament, there are sixteen clubs participating in two rounds that run from September to December 2024 (1st round) and January to April 2025 (2nd round).

We believe the FENIX Trophy combines the best features of great international football with the spirit of non-professional football. Key matches from across Europe streamed live on the FENIX Trophy TV YouTube Channel are accompanied by values such as hospitality and sharing between the clubs. The clubs don’t just meet during the game; they share fun and inspirational moments before and after, promoting cultural exchange and creating a friendly environment for clubs, players and supporters. Brera’s continuing objective is to make the FENIX Trophy an extraordinary social impact football experience with a concrete economic value for the major companies seeking to invest in ESG through sport.

We also believe that social awareness and impact has become a growing public focus due to the 2022 FIFA World Cup. As such, while the “transfer market,” in which teams can transfer players and managers in exchange for significant compensation both to the transferring teams and the transferred individuals, is expected to continue, we believe that it must ultimately be part of a vision of football that includes a bottom-up nurturing of players, including those from disadvantaged backgrounds or communities, such as those historically and currently competing for Brera FC. In October 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction. We intend to be a leader in guiding the industry toward a more inclusive approach to professional football, through the use of unconventional routes and undiscovered markets with the aim to unleash their full potential.

To that end, we are developing our “Global Sports Group” portfolio of professional football and other sports clubs. Our Global Sports Group will be modeled on the collaborative, brand-aligned holding company structure of Manchester, England-based City Football Group Limited. Under our Global Sports Group structure, we have acquired or intend to acquire top-division football and other sports teams in Africa, South America, Eastern Europe, and potentially other emerging markets, and give them access to the global transfer market.

The Company is focused on bottom-up value creation from undervalued sports clubs and talent, innovation-powered business growth, and socially-impactful outcomes. We expect that our experience with innovative capital-raising and revenue-generating activities will draw further revenue in the form of consulting opportunities from football and other sports clubs, associations, investors and others. Our revenue currently depends on our business strategy and marketing consultancy services which we provide to commercial clients mainly in the digital media and broadband sectors, our football school services and our newly formed tournament, the FENIX Trophy. We expect that our future revenues will depend on expanding these services, acquiring professional football and other sports clubs, qualifying for or winning football and other sports tournaments and earning tournament prizes, successfully providing transfer market services, and entering into sponsorship agreements.

Recent Developments

On August 31, 2024, we cancelled 250,000 Class B Ordinary Shares of the 300,000 Class B Ordinary Shares, which were issued to Dicey Perrine under the Brera Holdings PLC 2022 Equity Incentive Plan on March 4, 2024, due to the termination of Ms. Perrine’s consulting agreement.

On August 31, 2024, Federico Pisanty resigned from his positions as a member of the board of directors and as Head of International Business Development.

On September 19, 2024, our Audit Committee dismissed our independent registered public accounting firm, TAAD LLP, effective immediately, and appointed Reliant CPA PC as our new independent registered public accounting firm to audit and review our financial statements. There were no disagreements with TAAD LLP.

On October 1, 2024, we dual listed our Class B Ordinary Shares, $0.005 nominal value per share (“Class B Ordinary Shares”), on the Upstream stock exchange, as operated by MERJ Exchange Ltd. (“Upstream”), and registered in the Seychelles under the Seychelles Securities Act, 2007. The Class B Ordinary Shares are dual listed and traded on Upstream as uncertificated ordinary shares represented by MERJ Depository Interests (“MDI”) that are digital in nature, and such MDIs represent the same class and shares of the Class B Ordinary Shares as currently listed and traded under the ticker symbol “BREA” on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC (“Nasdaq”). The Class B Ordinary Shares will now also trade on Upstream under the ticker symbol “BREA”.

On December 9, 2024 the Company announced that it had agreed to acquire a majority ownership interest in Italian Serie B football club SS Juve Stabia SpA (“Juve Stabia” or “the Club”), through share capital and reserve increases in the Club.  We will invest via cash payments and issuances of our Nasdaq-listed shares in a three-step process that, upon conclusion, will give the Company 22%, 38%, and ~52% ownership of the Club. Upon completion of these three steps, Brera will be the Club’s majority shareholder, and a Shareholder Agreement with the current sole owner, Andrea Langella, will further enable integration into our multi-club framework. The first step, giving Brera 22% ownership, is expected to conclude by December 31, 2024; the second is scheduled for January 31, 2025, and the third has a planned closing date of March 31, 2025.

On December 23 and 26, 2024 the Company completed a private placement offering of its securities for total gross proceeds of $2,700,000.00. We sold 540,000 Series A Preferred Shares (“Series A Preferred Shares”) at an offering price of $5.00 per share. The total gross proceeds are prior to deducting underwriting discounts and offering expenses. Each Series A Preferred Share is convertible into eight (8) class B ordinary shares which trade on Nasdaq, at the option of the holder.

We will use the net proceeds from this offering to fund the first portion of our acquisition of Juve Stabia, as well as to fund our working capital requirements.

Nasdaq Deficiency Notice

On July 16, 2024, the Company received a written notification (the “Notification Letter”), from Nasdaq notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market tier of Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Class B Ordinary Shares for the 30 consecutive business days from May 31, 2024 to July 15, 2024, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing of the Class B Ordinary Shares on The Nasdaq Capital Market at this time. However, the Notification Letter provides that the Company’s name will be included on a list of all non-compliant companies which Nasdaq makes available to investors on its website at listingcenter.nasdaq.com, beginning five business days from the date of the Notification Letter.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days from the date of the Notification Letter, or until January 13, 2025, the first business day following the 180th day after the date of the Notification Letter, which falls on a Sunday, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Class B Ordinary Shares must have a closing bid price of at least $1.00 for a minimum of ten consecutive business days. If the Company does not regain compliance during such period, the Company may be eligible for an additional 180 calendar days, provided that the Company meets the applicable continued listing requirement for market value of publicly held shares and all other applicable initial listing standards for The Nasdaq Capital Market, except the bid price requirement, and the Company must provide a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Class B Ordinary Shares, and the Class B Ordinary Shares will be subject to delisting. At that time, the Company will have an opportunity to appeal the delisting determination to a Nasdaq Hearings Panel.

The Company intends to monitor the closing bid price of the Class B Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new fans, supporters and sponsors or retain existing ones;
●	our ability to offer competitive pricing for our products and services;
●	our ability to broaden product and service offerings;
●	whether successful or significant playing seasons or competitions occur during the relevant reporting periods;
●	general economic conditions affecting the discretionary income of fans, supporters and sponsors;
●	industry demand and competition; and
●	market conditions and our market position.

Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

Comparison of the Six Months Ended June 30, 2024 and 2023

The following table sets forth key components of our results of operations during the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
	2024		2023
	€	% of Revenue	€	% of Revenue
Revenue – non-related parties	1,402,625	87%	79,031	100%
Revenue – related parties	209,446	13%
Cost of revenue	(87,460)	(5)%	(2,032)	(3)%
General and administrative expenses – non-related parties	(3,383,196)	(210)%	(1,631,787)	(2,065)%
General and administrative expenses – related parties	(1,364,241)	(85)%
Operating loss	(3,222,826)	(200)%	(1,554,788)	(1,967)%
Other income	92,174	6%	2,173	3%
Net fair value gain on financial assets at fair value through profit and loss	(1,611)	(0)%	27,186	34%
Change in warrant expense	(19,389)	(1)%	3,888	5%
Finance costs	(36,349)	(2)%	(140)	-%
Loss before income taxes	(3,188,001)	(198)%	(1,521,681)	(1,925)%
Provision for income taxes	-	-%	(3,351)	(4)%
Net loss	(3,188,001)	(198)%	(1,525,032)	(1,930)%

Revenue

The principal activities of the Company for the six months ended June 30, 2024 and 2023 were acquisition and management of sports teams. Revenue for the six months ended June 30, 2024 and 2023 was €1,612,071 and €79,031, respectively, representing an increase of 1,940%. The increase was mainly due to sponsorships (€900,220), player transfers (€249,963), subsidies, grants and donations (€178,472), short-term leases for non-volley events (€46,105) and ticketing (€39,448). During the six months ended June 30, 2023, Brera acquired Fudbalski Klub Akademija Pandev (“FKAP”) on April 28, 2023, therefore FKAP only contributed to revenue for slightly more than two months, which revenue consisted of €79,031 from transfer fees. In addition, in August 2023, Brera acquired UYBA Volley S.s.d.a.r.l. which contributed to the increase for the six months ended June 30, 2024. The increase in revenue for the six months ended June 30, 2024 was the result of these factors.

Segment Reporting

Basis of Segmentation

Description of Segments and basis of measurement

These segments are based on revenue streams

Segments	Revenue Stream (Basis Of Measurement)	Description
Sponsorships	Stream 1 - Sponsorships

This segment includes revenue generated from sponsorship agreements, primarily derived from providing exposure to the sponsor’s brand through promotional activities, event placements, free tickets, and participation rights in sponsored events.

Ticketing, short-leases, store and youth league	Stream 2 - Ticketing	This segment includes the following revenue streams:

Revenue Stream 2: Sales of event tickets.
Revenue Stream 3: Renting the arena for non-volleyball events hosted by UYBA.
Revenue Stream 4: Merchandise sales.
Revenue Stream 5: Revenue from youth training programs conducted during the sports season, typically spanning from September to October.
Stream 3 - Short-term leases for non volley events
Stream 4 - Store
Stream 5 - Youth League
Player Transfers	Stream 6 - Player transfers	This segment accounts for revenue generated from transferring players to other clubs.
Others	Stream 7 - Others	This segment encompasses various other revenue streams, including consulting services, one-off events, and similar activities.
Subsidies, Grants and donations	Stream 8 - Subsidies, Grants and donations	This segment includes revenue received through grants, subsidies, and donations, typically earned by meeting specific eligibility criteria by FKAP.

Our management reporting framework, including the assumptions and methodologies applied, is regularly reviewed to ensure their continued validity and relevance. The capital attribution methodologies rely on several key assumptions, which are periodically reassessed and updated as needed.

For the six months ended June 30, 2024, the Company’s revenue, expenses, net segment profit or loss, and assets and liabilities came from the following segments:

Segments	Total Revenue	Total Expenses	Operating Profit/(Loss)	Other income (expenses)	Segment Profit/(Loss)
Sponsorships	900,220	(2,839,251)	(1,939,031)	9,690	(1,929,341)
Ticketing, short-leases, store and youth league	121,817	(366,673)	(244,856)	1,536	(243,320)
Player Transfers	249,963	(680,994)	(431,031)	11,036	(419,995)
Others	161,600	(468,181)	(306,581)	4,683	(301,898)
Subsidies, Grants and donations	178,472	(479,799)	(301,327)	7,880	(293,447)
	1,612,072	(4,834,898)	(3,222,826)	34,825	(3,188,001)

Segment	Segment Assets	Segment Liabilities
Sponsorships	3,836,195	5,097,137
Ticketing, short-leases, store and youth league	439,484	110,126
Player Transfers	868,214	184,594
Others	561,297	157,460
Subsidies, Grants and donations	619,900	131,799
	6,325,090	5,681,116

Revenue by Geographic Region:

		North
Region	Italy	Macedonia	Ireland	Total
	EUR	EUR	EUR	EUR
Revenues	1,135,844	476,228	-	1,612,072
Total revenues	1,135,844	476,228	-	1,612,072

Cost of Revenue

Cost of revenue for the six months ended June 30, 2024 and 2023 was €87,460 and €2,032, respectively, representing an increase of 4,204%. The increase was due to operating our business model of managing multiple sports teams for the entire six months ended June 30, 2024. As stated above, FKAP was acquired on April 28, 2023, meaning it only had slightly over two months to contribute to the cost of revenue for the six months ended June 30, 2023. In addition, in August 2023, Brera acquired UYBA Volley S.s.d.a.r.l. which contributed to the increase for the six months ended June 30, 2024.

General and Administrative Expenses

General and administrative expenses consisted of legal and professional fees, player management expenses, depreciation, employee benefits, audit fees, advertising and marketing, travel and entertainment and rent expense. General and administrative expenses for the six months ended June 30, 2024 and 2023 were €4,7474,436 and €1,631,787, respectively, an increase of 191%. The general and administrative expenses include non-cash expenses of €1,309,976 and €674,102 for the six months ended June 30, 2024 and 2023, respectively. As discussed above, the increase for the six months ended June 30, 2024 was mainly due to the growth of our Company due to acquisitions, such as FKAP and UYBA Volley S.s.d.a.r.l. FKAP was acquired on April 28, 2023, meaning it only had slightly over two months to contribute to the cost of revenue for the six months ended June 30, 2023 and UYBA Volley S.s.d.a.r.l. was acquired in August 2023. The increase was mainly due to audit fees, depreciation, employee benefits, legal and professional fees, player management and rent expenses.

Operating Loss

Operating loss for the six months ended June 30, 2024 and 2023 was €3,222,826 and €1,554,788, respectively. The increase was mainly due to Brera’s growth through the acquisitions of FKAP and UYBA Volley S.s.d.a.r.l. and the factors discussed above. Please note the comments on the non-cash portion of the operating losses in the general and administrative section above.

Other Income

Other income mainly consisted of miscellaneous income or expenses relating to the acquisition and management of sports teams. Other income for the six months ended June 30, 2024 and 2023 was €92,174 and €2,173, respectively. The increase was mainly due to interest income and changes in accounting estimates and adjustments.

Finance Costs

Finance costs consisted of loan interest expenses from the Company’s small and medium enterprises guarantee fund loan, a loan from a shareholder and the interest expense on lease liabilities in relation to the rental of office and vehicles. Finance costs for the six months ended June 30, 2024 and 2023 were €36,349 and €140, respectively, a increase of 25,864%. The increase was mainly due to the interest on lease liabilities and long-term debt.

Loss Before Income Taxes

Loss before income taxes for the six months ended June 30, 2024 and 2023 was €3,188,001 and €1,521,681, respectively, an increase of 110%. The increase was mainly due to Brera’s growth through the acquisitions of FKAP and UYBA Volley S.s.d.a.r.l. and the factors discussed above.

Provision for Income Taxes

Provision for income taxes for the six months ended June 30, 2024 and 2023 was €nil and €3,351, respectively, a decrease of €3,351. The decrease was due to the loss for the period for Brera and each of the Subsidiaries resulting in no income tax due.

Net Loss

Net loss for the six months ended June 30, 2024 and 2023 was €3,188,001 and €1,525,032, respectively, an increase of 109%. The increase was mainly due to Brera’s growth through the acquisitions of FKAP and UYBA Volley S.s.d.a.r.l. and the factors discussed above. Please note the comments on the non-cash portion of the operating losses in the general and administrative section above.

Liquidity and Capital Resources

As of June 30, 2024, we had cash and cash equivalents of €425,959 (approximately $456,010). As of November 30, 2024, we had cash and cash equivalents totaling €87,245. To date, we have financed our operations primarily through revenue generated from operations, loans, and shares issued for cash during our pre-IPO phase and through our Nasdaq IPO in January.

As of June 30, 2024, we had cash deposits in a non-traditional bank, Wise Europe SA, amounting to $170,934. These deposits are not insured by the local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Wise Europe SA safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low-risk liquid assets, as required by its regulatory obligations; (ii) Wise Europe SA is authorized by the National Bank of Belgium (“NBB”), which ensures that the bank operates under the regulations and guidelines set by the NBB; and (iii) the Company has not experienced losses on these bank accounts and does not believe it is exposed to any significant credit risk with respect to these bank accounts.

We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects. Daniel Joseph McClory, our Executive Chairman, has provided the board of directors with a written commitment letter indicating his intention to fund the Company as needed for the foreseeable future to the extent that revenues from existing operations or alternative funding is not available.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Going Concern

In early 2022, Russia initiated a war on Ukraine. This has led to volatility in both the commodity and equity markets and, in part, contributed to a steep rise in the global rate of inflation. Central banks have responded by increasing interest rates. The Board of Directors are monitoring the impact of these events and working with their advisers to ensure the continued smooth running of the business.

In preparing the interim condensed consolidated financial statements included elsewhere in this Report, the management of the Company have given careful consideration to the future liquidity of the Company. In addition to the ongoing war in Ukraine, during the six months ended June 30, 2024, the Company incurred a net loss of EUR3,188,001 and had net cash used in operations of EUR1,895,153, both of which included losses resulting from non-cash items of EUR1,309,976. While the Company had a surplus in equity attributable to shareholders of the Company of EUR737,282 as of June 30, 2024, the Company also had a deficit working capital of EUR3,329,536 and, as of November 30, 2024, a minimal cash balance of EUR87,245. Finally, as discussed in the accompanying interim condensed consolidated financial statements in Note 26 Subsequent Events, on December 9, 2024 the Company announced that it had agreed to acquire a majority ownership interest in Italian Serie B football club SS Juve Stabia SpA (“Juve Stabia” or “the Club”) through a payment of cash and the issuance of preferred shares.

In accordance with International Accounting Standards (“IAS”) 1 Presentation of Financial Statement, management is required to perform a two-step analysis over the Company’s ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the period-end date. If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt. Management has evaluated the adverse conditions noted above and although the adverse conditions were expected due primarily to the fact that the Company is in early stages of growth and transformation, the conditions have raised substantial doubt about the entity’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through public offerings, private equity offerings, debt financings, and government or other third-party funding. To that end, in December 2024 the Company completed a private placement offering of its securities for total gross proceeds of $2,700,000. We sold 540,000 Series A Preferred Shares (“Series A Preferred Shares”) at an offering price of $5.00 per share. The total gross proceeds are prior to deducting underwriting discounts and offering expenses. Each Series A Preferred Share is convertible into eight (8) class B ordinary shares which trade on Nasdaq, at the option of the holder. We intend to use the net proceeds from this offering to fund the initial portion of our acquisition of Juve Stabia, as well as to fund our working capital requirements.

The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The inability to obtain future additional funding could impact the Company’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or being unable to continue operations or continue as a going concern. The dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern and therefore the Company may be unable to realize the assets and discharge the liabilities in the normal course of business.

The interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Company were unable to continue as a going concern. Management has evaluated all the factors above, including those described in the “Liquidity and Capital Resources” section, and concluded there is substantial doubt about the Company’s ability to continue as a going concern, although alleviated by its capital raise plans whose first step led to the successful December 2024 capital raise described above and the written commitment letter form the Company’s control shareholder.

Debt

The current loans of €262,594 were drawn in 2021 and 2023 from an independent third party. The weighted average annualized interest rate is 2.46% per annum. The weighted average loan term is 3.2 years. This balance includes a loan extended to companies during Covid to allow UYBA and Brera Milano to continue operations while the public could not attend events.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report.

	Six Months Ended June 30,
	2024	2024	2023
Statements of Operations Data	€	$	€
Net cash provided by (used in) operating activities	(1,856,920)	(1,997,197)	(724,806)
Net cash provided by (used in) investing activities	78,177	83,693	(884,697)
Net cash provided by (used in) financing activities	(106,845)	(114,429)	5,892,170
Net increase (decrease) in cash	(1,885,588)	(2,027,933)	4,282,667
Cash, beginning of period/year	2,293,518	2,455,325	347,229
Effect of foreign exchange rate changes	18,029	28,618	(10,835)
Cash, end of period/year	425,959	456,010	4,619,061

To date the Company has financed its operations primarily through revenue generated from operations, loans and shares issued for cash.

Net cash used in operating activities was €(1,856,920) and €(724,806) for the six months ended June 30, 2024 and 2023, respectively. These amounts are comprised of the following:

	Six Months Ended June 30,
	2024	2023	Change
	€	€	€
Net loss	(3,188,001)	(1,525,032)	(1,662,969)
Non-cash portion of net loss	1,318,415	674,102	635,874
Working capital items	12,666	126,124	(113,458)
Total	(1,856,920)	(724,806)	(1,140,553)

The change in our net loss is described above under Results of Operations. The change in the non-cash portion of the net loss is principally due to the amounts of share-based compensation of €862,125 for the six months ended June 30, 2024 versus €177,487 for the comparable period in 2023, which increase was the result of share awards issued in the 2024 period. The impact of working capital items on our cash used in operating activities for the six months ended June 30, 2024 was mainly the result of changes in trade and other receivables offset by changes in trade and other payables, In addition, the increase in cash used in operating activities for the six months ended June 30, 2024 was due to the growth of our Company due to acquisitions, such as FKAP and UYBA Volley S.s.d.a.r.l. FKAP was acquired on April 28, 2023 and UYBA Volley S.s.d.a.r.l. was acquired in September 2023, meaning they both contributed to operating activities for the full six months ended June 30, 2024.

Net cash provided by (used in) investing activities was €78,177 and €(884,697) for the six months ended June 30, 2024 and 2023, respectively. The increase in net cash used in investing activities was mostly due to the acquisition of FKAP on April 28, 2023, during the six months ended June 30, 2023.

Net cash provided by (used in) financing activities was €(106,845) and €5,892,170 for the six months ended June 30, 2024 and 2023, respectively. The decrease in net cash provided by financing activities was primarily due to the proceeds from shares issued for cash during the six months ended June 30, 2023.

Contractual Obligations

	Six Months Ended June 30, 2024										After the
	Total		Year Ended December 31, 2024		Year Ended December 31, 2025		Year Ended December 31, 2026		Year Ended December 31, 2027 (2028)		year ending December 31, 2028
	€	$	€	$	€	$	€	$	€	€

Loan from Director	98,475		-		30,000		30,000		38,475	-	-
Operating lease commitments	660,142		115,124		77,984		37,872		32,082	25,798	371,282
Loan payable	262,594		43,774		81,320		75,000		62,500	-	-
Contingent consideration	237,000		-		19,160		60,857		42,632	58,351	56,000
	1,258,211		158,898		208,464		203,729		175,689	84,149	427,282

Other than indicated above, on June 30, 2024, we did not have other long-term debt obligations, capital (finance) lease obligations, operating lease obligations or purchase obligations reflected on our statements of financial position.

Commitments and Contingencies

Capital Expenditures

During the six months ended June 30, 2024, the Company made €196,692 in capital expenditures and disposed of €nil of property, vehicles, plant and equipment. We do not have any contractual obligations for ongoing capital expenditures at this time.

Lease Commitment

We entered into lease agreements for office space, garage, motor vehicles and office equipment with expiration dates ranging from 2023 to 2039. The Company’s commitments for minimum lease payments under these leases as of June 30, 2024 are as follows:

Minimum lease payment as of June 30, 2024
€
Year ending December 31, 2024	115,124
Year ending December 31, 2025	77,984
Year ending December 31, 2026	37,872
Year ending December 31, 2027	32,082
Year ending December 31, 2028	25,798
After the year ending December 31, 2028	371,288
Total	660,142

During the six-month period ended June 30, 2024, the Company incurred expenses related to short-term lease agreements totaling EUR 27,754. These expenses are in addition to the Company’s existing long-term lease commitments.

Legal Contingencies

We are currently not a defendant to any material legal proceedings, investigation, or claims.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Risk Management Overview

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation and concentration risks. This note provides information about our exposure to each of these risks, our objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout the consolidated financial statements.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Our primary interest rate relates to interest-bearing long-term borrowings. The effect of rising interest rates on our financial condition is expected to be negligible given that we do not have material debt or accounts receivable.

Foreign Currency Exchange Risk

The majority of our cash flows, financial assets and liabilities are denominated in euros, which is our functional and reporting currency. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the euro, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

The Company carries the majority of its funds in dollars. A 10.0% appreciation of the dollar against the euro, from the exchange rate of €0.9336 per $1.00 as of June 28, 2024 to a rate of €1.0270 per $1.00, will result in an increase of approximately €42,591 in our cash equivalent position. Conversely, a 10.0% depreciation of the dollar against the euro, from the exchange rate of €0.9336 per $1.00 as of June 28, 2024 to a rate of €0.8402 per $1.00, will result in a decrease of approximately €42,591 in our cash equivalent position.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Concentration Risk

Two customers accounted for over 10% of the Company’s total revenue for the six months ended June 30, 2024, representing 23% of the Company’s total revenue for that period. Trade receivables from these customers was EURnil as of June 30, 2024.

For the six months ended June 30, 2023, one customer accounted for over 10% of the Company’s total revenue for the six months ended June 30, 2023, representing 60% of the Company’s total revenue.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

Please see Note 2 of our unaudited consolidated interim financial statements as of June 30, 2024, for a summary of significant accounting policies.